                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                               (Amendment No. 1)

                                 Ametek, Inc.
                                 ------------
                               (Name of issuer)

                                 Common Stock
                                 ------------
                        (Title of class of securities)

                                  031105-10-9
                                  -----------
                                (CUSIP number)


  Check the following box if a fee is being paid with this statement_____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more that five percent of the class of securities described in item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                        (Continued on following page(s))

                              (Page 1 of 9 pages)

CUSIP NO.
031105-10-9
- -----------

- --------------------------------------------------------------------------------
1.    Name of reporting persons
      S.S. or I.R.S. Identification No. of Above Persons

      The Goldman Sachs Group, L.P.

- --------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group

                                                                    (a)  _______

                                                                    (b)  _______

- --------------------------------------------------------------------------------
3.    SEC Use Only


- --------------------------------------------------------------------------------
4.    Citizenship or place of Organization

      Delaware

- --------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With

5     Sole Voting Power
0
- ----------------------------------
6     Shared Voting Power
4,400
- ----------------------------------
7     Sole Dispositive Power
0
- ----------------------------------
8     Shared Dispositive Power
4,400
- ----------------------------------

- --------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      4,400

- --------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares


- --------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      0.0%

- --------------------------------------------------------------------------------

12.   Type of Reporting Person

      HC-PN


                              (Page 2 of 9 Pages)

CUSIP NO.
031105-10-9
- -----------

- -------------------------------------------------------------------------------
1.    Name of reporting persons
      S.S. or I.R.S. Identification No. of Above Persons

      Goldman, Sachs & Co.

- -------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group

                                                                    (a)  _______

                                                                    (b)  _______

- -------------------------------------------------------------------------------
3.    SEC Use Only


- -------------------------------------------------------------------------------
4.    Citizenship or place of Organization

      New York

- -------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With

5     Sole Voting Power
0
- ----------------------------------
6     Shared Voting Power
4,400
- ----------------------------------
7     Sole Dispositive Power
0
- ----------------------------------
8     Shared Dispositive Power
4,400
- ----------------------------------

- -------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      4,400

- --------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares


- --------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      0.0%

- --------------------------------------------------------------------------------
12.  Type of Reporting Person

     BD-PN-IA


                              (Page 3 of 9 Pages)
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     Item 1(a).  Name of Issuer:

                 Ametek, Inc.

     Item 1(b).  Address of Issuer's Principal Executive Offices:

                 Station Square, Paoli, PA  19301

     Item 2(a).  Name of Person Filing:

                 The Goldman Sachs Group, L.P. and Goldman, Sachs & Co.

     Item 2(b).  Address of Principal Business office, or, if None, Residence:

                 85 Broad Street
                 New York, NY 10004

     Item 2(c).  Citizenship:

                 The Goldman Sachs Group, L.P. - Delaware
                 Goldman, Sachs & Co. - New York

     Item 2(d).  Title of Class of Securities:

                 Common Stock

     Item 2(e):  CUSIP Number:

                 031105-10-9

     Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

           (a) X Broker or dealer registered under Section 15 of the Act,

                       Goldman, Sachs & Co.

           (b)   Bank as defined in Section 3(a)(6) of the Act,

           (c)   Insurance Company as defined in Section 3(a)(19) of the Act,

           (d) Investment Company registered under Section 8 of the Investment Company Act,

                              (Page 4 of 9 Pages)

           (e) X Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940,

                       Goldman, Sachs & Co.

           (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

           (g) X Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,

                       The Goldman Sachs Group, L.P.

           (h)   Group, in accordance with Rule 13d-1(b)(ii)(H),


     Item 4.  Ownership.

           (a)   Amount beneficially owned:

                       See the response(s) to Item 9 on the attached cover page(s).

           (b)   Percent of class:

                       See the response(s) to Item 11 on the attached cover page(s).

           (c)   Number of shares as to which such person has:

                 (i)   Sole power to vote or to direct the vote:

                       See the response(s) to Item 5 on the attached cover page(s).

                 (ii)  Shared power to vote or to direct the vote:

                       See the response(s) to Item 6 on the attached cover page(s).

                 (iii) Sole power to dispose or to direct the disposition of:

                       See the response(s) to Item 7 of the attached cover page(s).

                 (iv)  Shared power to dispose or to direct the disposition of:

                       See the response(s) to Item 8 of the attached cover page(s).

     Item 5. Ownership of Five Percent or Less of a Class.

                 March 22, 1994

                              (Page 5 of 9 Pages)
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     Item 6.     Ownership of more than Five percent of Behalf of Another
                 Person.

                       Not Applicable

     Item 7. Identification and Classification of the subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                       See Exhibit (2)

     Item 8.     Identification and Classification of Members of the Group.

                       Not Applicable

     Item 9.     Notice of Dissolution of Group.

                       Not Applicable

     Item 10.    Certification.

                       By signing below I certify that, to the best of my
                 knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                 SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  April 8, 1993            THE GOLDMAN SACHS GROUP, L.P.

                    By:  ________________________________
                    Name:  J. David Rogers
                    Title:    General Partner


                    GOLDMAN, SACHS & CO.

                    By:  ________________________________
                    Name:  J. David Rogers
                    Title:    General Partner

                              (Page 6 of 9 Pages)
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                               INDEX TO EXHIBITS



Exhibit No.  Exhibit
- -----------  -------

        (1)  Joint Filing Agreement, dated April 8, 1994, among
             The Goldman Sachs Group, L.P., and Goldman, Sachs & Co.

        (2)  Item 7 Information



                              (Page 7 of 9 Pages)

                                                                     EXHIBIT (1)


                             JOINT FILING AGREEMENT

  In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Ametek Inc. and further agree to the filing of this Agreement as an Exhibit and thereto. In addition, each party to this Agreement expressly authorizes each other party to file on its behalf any and all amendments to such Statement on
Schedule 13G.


Date:  April 8, 1994                     THE GOLDMAN SACHS GROUP, L.P.



                                         By:  _____________________________
                                         Name:  J. David Rogers
                                         Title: General Partner



                                         GOLDMAN, SACHS & CO.



                                         By:  _____________________________
                                         Name:  J. David Rogers
                                         Title: General Partner



                              (Page 8 of 9 Pages)

                                                                     EXHIBIT (2)


                               ITEM 7 INFORMATION


  Goldman, Sachs & Co. is a broker or dealer registered under Section 15 of the of the Act and an investment advisor registered under Section 203 of the Investment Advisers Act of 1940.



                              (Page 9 of 9 Pages)